

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2014

Via E-mail
Mr. Kyle Ross
Chief Financial Officer
Signature Group Holdings, Inc.
15301 Ventura Boulevard, Suite 400
Sherman Oaks, CA 91403

> **Re:** **Signature Group Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 25, 2014**
> **File No. 001-08007**

Dear Mr. Ross:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

What constitutes a quorum for the Annual Meeting?, page 2

1. We note your disclosure that, in a contested election, broker non-votes will not count for purposes of calculating whether a quorum is present. Given that the inquiry with respect to quorum formation is typically made with respect to shares, rather than votes, please describe how your organizational documents operate in this regard. Please also provide us with the authority upon which you rely to come to this conclusion.

Background Information on Director Nominees, page 9

2. Please provide a full five-year employment history for Mr. Raj Maheshwari.

Proposal 3: Advisory Vote Regarding Executive Compensation, page 12

3.   Please disclose the current frequency of shareholder advisory votes on executive compensation and when the next such shareholder advisory vote will occur, or provide an analysis as to why you believe that this is not required. See Item 24 of Schedule 14A.

Form of Proxy

4.   Please revise the voting choices on proposal no. 1 so that they are consistent with Rule 14a-4(b)(2).

5.   We note the very last sentence on the form of proxy. Please specify how shares will be voted with respect to each proposal if no direction is made. See Rule 14a-4(b)(1).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
Murray A. Indick, Esq.
Crowell & Moring LLP